UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by  Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 30, 2014

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2014 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2014 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of September 30, 2014, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
October 27, 2014

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of September 30, 2014 (unaudited) and December 31, 2013 (audited)

	Note	As of September 30, 2014	As of December 31, 2013
		S/.(000)	S/.(000).
Assets
Current assets
Cash and term deposits	3	664,652	976,952
Trade and other receivables	4	121,665	68,542
Income tax prepayments		17,028	27,679
Inventories		321,202	334,471
Prepayments		16,092	11,727
		1,140,639	1,419,371
Non-current assets
Other receivables	4	52,604	46,292
Available-for-sale financial investments	11	29,364	36,058
Property, plant and equipment	5	1,970,986	1,537,111
Exploration and evaluation assets		58,251	59,330
Deferred income tax assets		18,482	15,155
Other assets		1,040	1,220
		2,130,727	1,695,166
Total assets		3,271,366	3,114,537

Liabilities and equity
Current liabilities
Trade and other payables		139,718	126,897
Income tax payable		3,266	2,780
Provisions	7	21,707	27,984
		164,691	157,661

Non-current liabilities
Interest-bearing loans and borrowings	12	854,054	824,022
Other non-current provisions		24,000	20,497
Deferred income tax liabilities		99,847	102,887
		977,901	947,406
Total liabilities		1,142,592	1,105,067

Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		553,791	556,294
Legal reserve		132,770	119,833
Other components of equity		14,360	19,045
Retained earnings		765,997	653,704

Equity attributable to equity holders of the parent		2,048,882	1,930,840
Non-controlling interests		79,892	78,630
Total equity		2,128,774	2,009,470
Total liabilities and equity		3,271,366	3,114,537

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2014 and September 30, 2013 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2014	2013	2014	2013
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Sales of goods	13	316,204	336,429	919,547	922,964
Cost of sales		(187,127)	(195,306)	(546,260)	(527,117)
Gross profit	13	129,077	141,123	373,287	395,847

Operating (expenses) income
Administrative expenses		(49,583)	(58,733)	(144,349)	(150,382)
Selling and distribution expenses		(7,553)	(7,563)	(23,119)	(22,029)
Other operating expenses, net		(1,514)	319	(1,715)	(1,425)
Total operating expenses, net		(58,650)	(65,977)	(169,183)	(173,836)
Operating profit		70,427	75,146	204,104	222,011

Other income (expenses)
Finance income		1,252	6,417	7,231	21,531
Finance costs		(6,355)	(9,571)	(24,698)	(27,114)
Net loss from exchange difference		(6,217)	(995)	(9,435)	(45,994)
Total other expenses, net		(11,320)	(4,149)	(26,902)	(51,577)
Profit before income tax		59,107	70,997	177,202	170,434

Income tax expense	8 and 13	(18,635)	(22,195)	(55,933)	(53,154)

Profit for the period	13	40,472	48,802	121,269	117,280

Attributable to:
Equity holders of the parent		41,197	49,672	123,560	119,597
Non-controlling interests		(725)	(870)	(2,291)	(2,317)

		40,472	48,802	121,269	117,280

Earnings per share
Basic and diluted profit for the period of common shares and investment shares attributable to equity holders of the parent (S/. per share)	10	0.07	0.09	0.21	0.21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three and nine-month periods ended September 30, 2014 and September 30, 2013 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2014	2013	2014	2013
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Profit for the period		40,472	48,802	121,269	117,280

Other comprehensive income
Other comprehensive income to be reclassified to
profit or loss in subsequent periods:
Change in fair value of available-for-sale financial
investments	11	(2,198)	(2,366)	(6,694)	3,611
Deferred income tax related to component of other
comprehensive income	8	660	709	2,009	(1,084)
Exchange differences on translation of foreign
currency		-	-	-	1,591

Other comprehensive income for the period, net of
income tax		(1,538)	(1,657)	(4,685)	4,118

Total comprehensive income, net of income tax		38,934	47,145	116,584	121,398

Total comprehensive income attributable to:
Equity holders of the parent		39,659	48,015	118,875	123,639
Non-controlling interests		(725)	(870)	(2,291)	(2,241)

		38,934	47,145	116,584	121,398

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2014 and September 30, 2013 (both unaudited)

	Attributable to equity holders of the parent
					Unrealized
					gain on	Foreign
			Additional		available	currency			Non-
	Capital	Investment	paid-in	Legal	-for-sale	translation	Retained		controlling	Total
	stock	shares	capital	reserve	investments	reserve	earnings	Total	interests	equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	119,597	119,597	(2,317)	117,280
Other comprehensive income	-	-	-	-	2,527	1,515	-	4,042	76	4,118
Total comprehensive income	-	-	-	-	2,527	1,515	119,597	123,639	(2,241)	121,398

Refund of capital contribution of non-controlling interests	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve	-	-	-	11,041	-	-	(11,041)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	19,882	19,882
Others adjustments of non-controlling interests, note 1	-	-	(2,184)	-	-	-	-	(2,184)	2,184	-

Balance as of September 30, 2013	531,461	50,503	556,294	116,262	20,753	-	679,434	1,954,707	79,664	2,034,371

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	123,560	123,560	(2,291)	121,269
Other comprehensive income	-	-	-	-	(4,685)	-	-	(4,685)	-	(4,685)
Total comprehensive income	-	-	-	-	(4,685)	.	123,560	118,875	(2,291)	116,584

Appropriation of legal reserve	-	-	-	11,267	-	-	(11,267)	-	-	-
Terminated dividends, note 6	-	-	-	1,670	-	-	-	1,670	-	1,670
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests, note 1	-	-	(2,503)	-	-	-	-	(2,503)	2,503	-

Balance as of September 30, 2014	531,461	50,503	553,791	132,770	14,360	-	765,997	2,048,882	79,892	2,128,774

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three and nine-month periods ended September 30, 2014 and September 30, 2013 (both unaudited)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	59,107	70,997	177,202	170,434
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	16,650	15,105	47,554	41,084
Finance costs	6,355	9,151	24,698	26,029
Unrealized exchange difference related to monetary transactions	12,794	(420)	12,794	45,420
Long-term incentive plan	1,628	1,775	4,880	4,804
Amortization of costs of issuance of senior notes	409	420	1,231	1,085
Net loss on disposal of property, plant and Equipment	-	17	1,079	17
Unwinding of discount of long-term incentive plan	170	-	506	-
Finance income	(1,252)	(6,417)	(7,231)	(21,531)
Recovery of impairment of inventories	(4)	(828)	(21)	(2,305)
Other operating, net	(770)	472	144	472

Working capital adjustments
Increase in trade and other receivables	(8,208)	(8,347)	(64,309)	(26,364)
Decrease (increase) in prepayments	1,890	11,827	(3,849)	(4,436)
Decrease (increase) in inventories	(10,396)	7,586	13,290	(24,561)
Increase (decrease) in trade and other payables	25,855	5,613	18,617	(13,635)

	104,228	106,951	226,585	196,513

Interests received	1,373	14,996	12,105	32,422
Interests paid	(20,158)	(17,755)	(43,359)	(19,045)
Income tax paid	(14,141)	(18,191)	(49,154)	(45,483)

Net cash flows provided from operating activities	71,302	86,001	146,177	164,407

Interim condensed consolidated statements of cash flows (continued)

	For the three-month periods ended		For the nine-month
	September 30,		periods ended September 30,
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Investing activities
Purchase of property, plant and equipment	(208,717)	(30,582)	(474,089)	(145,461)
Purchase of evaluation and exploration assets	-	(2,712)	(1,744)	(6,510)
Proceeds from sale of property, plant and equipment	-	525	512	525
Decrease in time deposits with original maturities greater than 90 days	-	102,000	-	278,950
Purchase of other assets	-	(132)	-	(183)
Net cash flows (used in) provided from investing activities	(208,717)	69,099	(475,321)	127,321

Financing activities
Proceeds from issuance of senior notes	-	-	-	762,067
Proceeds from bank overdraft	-	-	-	19,914
Contribution of non-controlling interests	231	18,730	1,050	19,882
Payment of borrowings	-	-	-	(202,200)
Payment of bank overdraft	-	-	-	(33,169)
Refund of capital contribution to non-controlling interests	-	-	-	(1,024)
Dividends paid	(68)	(42)	(213)	(299)
Net cash flows provided from financing activities	163	18,688	837	565,171

Net (decrease) increase in cash and cash equivalents	(137,252)	173,788	(328,307)	856,899
Net foreign exchange difference	16,793	238	16,007	11,929
Cash and cash equivalents at the beginning of the period	785,111	764,637	976,952	69,835

Cash and cash equivalents at the end of the period	664,652	938,663	664,652	938,663

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of September 30, 2014 and 2013 (both unaudited), and December 31, 2013 (audited)

1.	Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A. (previously known as Inversiones Pacasmayo S.A. or IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of September 30, 2014 and December 31, 2013. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and selling of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2014 and for the three and nine-month periods then ended, were authorized for issuance by the Management of the Company on October 27, 2014.

As of September 30, 2014, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2013.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary held on March 6, 2014, agreed a contribution of S/.7,100,000. The General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on July 1, 2014, agreed a  contribution of S/.2,000,000. During the nine-month period ended September 30, 2014, the contribution made by Quimpac S.A. amounts to S/.1,050,000 (S/.1,152,000 during the nine-months period ended September 30,2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,234,000 during the nine-month period ended September 30, 2014, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest (S/.1,355,000 as of September 30, 2013).

Notes to interim condensed consolidated financial statements (continued)

Fosfatos del Pacifico S.A.
The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively.  In connection with this agreement, during the nine-months ended September 30, 2013, the contribution made by MCA Phosphates Pte. amounts to US$ 6,750,000 (equivalent to S/.18,730,000).

Fosfatos del Pacifico S.A. is the owner of a brick plant which is in a commissioning period.  Regarding this project, Cementos Pacasmayo S.A.A. committed to assume the total capital expenditure that the brick plant needs to achieve its nominal capacity.  This commitment was formalized in the General Shareholders´ Meeting held on July 31, 2013 when it was agreed a contribution up to US$3,300,000 from Cementos Pacasmayo S.A.A. which will not include a change in the percentage of interests of the current shareholders´ structure.  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,269,000 during the nine-month period ended as of September 30, 2014, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest (S/.829,000 as of September 30, 2013).

2.	Basis of preparation and changes to the Group’s accounting policies
2.1	Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value. The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2013.

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2013.

Several new standards and amendments apply for the first time in 2014. However, they do not impact the interim condensed consolidated financial statements or the annual consolidated financial statements of the Group.

Notes to interim condensed consolidated financial statements (continued)

The nature and impact of each new standard or amendment is described below:

-	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

-	Offsetting Financial Assets and Financial Liabilities Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

-
Novation of Derivatives and Continuation of Hedge Accounting Amendments to IAS 39 These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospectively application is required. These amendments have no impact to the Group as the Group has not novated its derivatives during the current or prior periods.

–	IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payments, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. The Group adopted IFRIC 21 in the current year.  The effect of applying IFRIC 21 on the Group’s unaudited financial statements as of September 30, 2014 and 2013 is not significant. The adoption of IFRIC 21 did not have as impact on the consolidated financial statements of the Group as December 31, 2013 as it has applied the recognition principles under IAS 37 Provision, Contingent liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

-	Annual improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

Notes to interim condensed consolidated financial statements (continued)

-	Annual improvements 2011-2013 Cycle
In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

       The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2	Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2014 and 2013.

2.3	Seasonality -
Seasonality is not relevant for the activities of the Company.

3.	Cash and term deposits
(a)	This caption consists of the following:

	As of September 30, 2014	As of December 31, 2013	As of September 30, 2013
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,486	1,788	1,793
Cash at banks (b)	287,540	446,244	411,870
Short-term deposits (c)	375,626	528,920	525,000
Cash balances included in statements of cash flows	664,652	976,952	938,663
Time deposits with original maturity greater than 90 days	-	-	125,000

	664,652	976,952	1,063,663

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)
As of September 30, 2014, December 31, 2013 and September 30, 2013, the short-term deposits held in domestic banks were freely available and earned interests at the respective short-term market rates and have original maturities of less than three months.

Notes to interim condensed consolidated financial statements (continued)

As of September 30, 2014, these short-term deposits include approximately S/.187,720,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

4.	Trade and other receivables

As of September 30, 2014 and December 31, 2013 this caption mainly includes trade receivables, interests receivables, value-added tax credit, tax refund receivables and other minor.  The increase of this caption, includes current and non-current portion, is mainly explained for the value-added tax credit originated from the purchases related to the construction of a cement plant located in Piura.

5.	Property, plant and equipment

During the three and nine-month periods ended September 30, 2014, the Group’s additions amounted approximately to S/.208,717,000 and S/.474,089,000, respectively  (S/.30,582,000 and S/.145,461,000 during the three and nine-month periods ended September 30, 2013), which are mainly related to  the construction of a cement plant located in Piura and commissioning of a diatomites brick plant in the North of Peru.

During the three and nine-month periods ended September 30, 2014, the Group disposed assets with a net book value of S/.1,591,000, resulting in a net loss on disposal of S/.1,079,000.

In connection with the construction of the cement plant in Piura, which is expected to be completed during 2015, the borrowings costs capitalized during the three and nine-month periods ended as of September 30, 2014 were approximately S/.5,137,000 and S/.8,963,000, respectively. The carrying amount of these eligible assets was S/.361,820,000 as of September 30,2014 (S/.60,676,000 as of December 31,2013).The rate used to determine the amount of borrowings costs eligible for capitalization was 5.13%, which is the effective rate of the only borrowing the Group has as of September 30, 2014. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the disbursements incurred in eligible assets.

6.	Dividends

As of September 30, 2014, dividends payable amounted to S/. 2,671,000 (S/.4,554,000 as of December 31, 2013), which are included in other payables account.  In order to comply with Peruvian law requirements, S/.1,670,000 corresponding to dividends payable with aging greater than ten years were recorded in the legal reserve caption in the consolidated statements of changes in equity.

7.	Provisions
As of September 30, 2014 and December 31, 2013, this caption mainly includes workers’ profit sharing, long-term incentive plan and other minors.

Notes to interim condensed consolidated financial statements (continued)

8.	Income tax

The Company calculates income tax expense of the period using the tax rate that would be applicable to the total annual earnings of the Company and each subsidiary.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended		For the nine-month periods ended
	September 30,		September 30,
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Current income tax expense	(19,607)	(24,388)	(60,291)	(55,094)
Deferred income tax expense	972	2,193	4,358	1,940
Income tax expense recognized in the consolidated
statements of profit or loss	(18,635)	(22,195)	(55,933)	(53,154)

Effective income tax rate	31.53%	31.26%	31.56%	31.19%

The income tax recorded directly to other comprehensive income for the three and nine-month periods ended September 30, 2014, was a gain of S/.660,000 and S/.2,009,000, respectively  (gain of S/.709,000 and loss of S/.1,084,000 for the three and nine-month periods ended as of September 30, 2013).

9.	Related party transactions
During the three and nine months periods ended September 30, 2014 and 2013, the Company carried out the following main transactions with Inversiones ASPI S.A. and its affiliates:

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Income
Fees for management and administrative services	93	129	280	387
Fees from land and offices rental services	142	119	393	342
Interest income on loans to Inversiones ASPI S.A. and an affiliate	-	-	-	7
Expense
Security services	(574)	(255)	(1,220)	(832)

Notes to interim condensed consolidated financial statements (continued)

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of September 30, 2014 and  December 31, 2013:

	September 30, 2014		December 31, 2013
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Compañia Minera Ares S.A.C.	522	14	327	265
Inversiones ASPI S.A.	37	-	62	14
Other	10	-	20	-

	569	14	409	279

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended September 30, 2014 and December 31, 2013, the Company has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.7,545,000 and S/.20,862,000, during the three and nine-month periods ended September 30, 2014, respectively (S/.7,043,000 and S/.20,544,000 during the three and nine-months periods ended September 30, 2013). The Company does not compensate management with post-employment or contract termination benefits or share-based payments.

10.	Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the three and nine-month periods ended September 30, 2014 and 2013 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2014 and 2013.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders	41,197	49,672	123,560	119,597

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2014	2013	2014	2013
	Thousands	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	581,964	581,964	581,964

Notes to interim condensed consolidated financial statements (continued)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2014	2013	2014	2013
	S/.	S/.	S/.	S/.

Basic and diluted earnings for common and investment
shares	0.07	0.09	0.21	0.21

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

11.	Financial instruments
(a)	Financial asset and liabilities –

Financial assets –
	As of September 30, 2014	As of December 31, 2013
	S/.(000)	S/.(000)

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	788	967
Unquoted equity shares	28,576	35,091

Total available-for-sale investments at fair value	29,364	36,058

Except available-for-sale investments which are recorded at fair value, all financial assets which include cash and term deposits and trade and other receivables, are classified in the category of loans and receivables, are held to maturity and generate fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group include trade and other payables and interest-bearing loans and borrowings, are classified as loans and borrowings and are carried at amortized cost.

Notes to interim condensed consolidated financial statements (continued)

(b)	Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of September 30, 2014 and December 31, 2013:

	Carrying amount		Fair value
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Available-for- sale financial investments	29,364	36,058	29,364	36,058

Total financial assets - non-current	29,364	36,058	29,364	36,058

Financial liabilities
Financial obligations:
Senior Notes	854,054	824,022	821,115	738,527

Total financial liabilities- non-current	854,054	824,022	821,115	738,527

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Valuation methods and assumptions-
The fair value of the financial assets and liabilities is the amount at which the asset could be sold or the liability transferred in a current transaction between market participants, other than in force or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

-	Fair value of senior notes is based on a price quotation at the reporting date.

-	Fair value of available-for-sale investments is obtained from quoted market prices in active markets.

-
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Notes to interim condensed consolidated financial statements (continued)

(c)	Fair value measurement -
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of
September 30, 2014 –

	Fair value measurement using

	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)

Assets measured at fair value:
Available-for-sale financial investments:
Quoted equity shares	788	788	-
Unquoted equity shares	28,576	-	28,576

Total financial assets	29,364	788	28,576

Liabilities for which fair values are disclosed:
Senior Notes	821,115	-	821,115

Total financial liabilities	821,115	-	821,115

During the reporting period ending September 30, 2014, there were no transfers between Levels.  There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using

	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)

Assets measured at fair value:
Available-for-sale financial investments:
Quoted equity shares	967	967	-
Unquoted equity shares	35,091	-	35,091

Total financial assets	36,058	967	35,091
Liabilities for which fair values are disclosed:
Senior Notes	738,527	-	738,527

Total financial liabilities	738,527	-	738,527

There have been no transfers between Levels during the period ending December 31, 2013. There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs
(Level 3).

Risk management activities-
As a result of its activities, the Company is exposed to foreign currency risk. The nine-month period ended September 30, 2014 and the year ended December 31, 2013 experienced significant volatility in the US Dollar exchange rate against the Nuevo Sol, resulting in significant net losses mainly related to the borrowings of the Company denominated in US dollars. The net losses were recorded in the interim condensed consolidated statement of profit or loss in the caption “Net loss of exchange difference”.

As of September 30, 2014 and December 31, 2013, the Company had no financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

12.	Commitments and contingencies

Operating lease commitments – Group as lessor
As of September 30, 2014, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and nine-month periods ended September 30, 2014 provided an income of S/.137,000 and S/.377,000, respectively (S/.129,000 and S/.387,000 for the three and nine-months ended September 30, 2013).

Notes to interim condensed consolidated financial statements (continued)

Operating lease commitments – Group as lessee
In May 2012, the Company signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64% of the sales of phosphoric rock made by the subsidiary Fosfatos del Pacifico S.A., but may not be less than US$1,600,000 annually. The expense for the three and nine-month periods ended as of September 30, 2014 amounted to S/.104,000 and S/.384,000, respectively, and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss (S/. 126,000 and S/.384,000 for the three and nine-month ended September 30, 2013).

Capital commitments

As of September 30, 2014, the Group had the following main commitments:
-	Construction of a cement plant located in Piura by S/.115,449,000.
-	Commissioning of a diatomites brick plant in the North of Peru by S/.3,357,000.
-	Development activities of phosphoric rock by S/.2,684,000.
-	Transmission line related to the cement plant located in Piura by S/.228,000.
-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of September 30, 2014 the Group has made contributions for US$23,412,000.

Other commitments

-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-
Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of September 30, 2014, the Group has accomplished the minimum levels of gas consumption established in this agreement.

Environmental matters
The Company’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2013 and the only change on this subject in the interim consolidated financial statements as of September 30, 2014 in comparison to the consolidated financial statement as of December 31, 2013, is the approval by the Peruvian authorities as of March 2014, of the EIS (Environmental Impact Study) presented by the Group for its Phosphates project.

Notes to interim condensed consolidated financial statements (continued)

Tax situation
During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2011-2014	2009-2014
Cementos Selva S.A.	2009/2011-2014	2009/2011-2014
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2014	2009-2014
Empresa de Transmisión Guadalupe S.A.C.	2009-2014	2009-2014
Fosfatos del Pacífico S.A.	2009-2014	2009-2014
Salmueras Sudamericanas S.A.	2011-2014	2011-2014
Calizas del Norte S.A.C.	2014	2013-2014
Corianta S.A. (*)	2009-2011	(**)
Tinku Generacion S.A.C. (*)	2009-2011	2009-2011

(*)	These subsidiaries were merged with the Company in December 2011.
(**)	The periods open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Company. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2014 and the annual consolidated financial statements as of December 31, 2013.

Legal claim contingency

As of September 30, 2014, some third parties have commenced actions against the Group in relation with its operations in the amount of S/.7,249,000. From this total amount, S/.47,000  corresponds to labor claims from former employees and S/.2,298,000 and S/.4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Company cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundacion Comunal San Martin de

Notes to interim condensed consolidated financial statements (continued)

Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.164,000 and S/.507,000 for the three and nine-month periods ended September 30, 2014, respectively ( S/.168,000 and S/.502,000 for the three and nine-month periods ended September 30, 2013).

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract.   As of the date of this report the Group has paid US$600,000.

Interest-bearing loans and borrowings covenants
Senior Notes

In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the nine-month period ended as of September 30, 2014, these Senior Notes accrued interest for S/.28,646,000.

In the case that the Company and Guarantee Subsidiaries (Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C. and Calizas del Norte S.A.C.) require to issue debt or equity instruments or merge with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of September 30, 2014, the Company has not entered in any of the transactions mentioned above.

Notes to interim condensed consolidated financial statements (continued)

13.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Revenues from inter segments		Total revenue		Gross margin		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	30,	30,	30,	30,	30,	30,	30,	30,	30,	30,	30,	30,	30,	30,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

For the three-month periods ended
Cement, concrete and blocks	276,139	297,998	-	1	276,139	297,999	126,092	138,001	63,863	74,380	(20,135)	(23,257)	43,728	51,123
Construction supplies	24,713	30,305	-	-	24,713	30,305	808	1,018	(20)	(82)	6	25	(14)	(57)
Quicklime	15,215	6,889	-	-	15,215	6,889	2,218	1,863	(1,480)	439	467	(136)	(1,013)	303
Other	137	1,237	-	1,554	137	2,791	(41)	241	(3,256)	(3,740)	1,027	1,173	(2,229)	(2,567)
Adjustments and eliminations	-	-	-	(1,555)	-	(1,555)	-	-	-	-	-	-	-	-

Consolidated	316,204	336,429	-	-	316,204	336,429	129,077	141,123	59,107	70,997	(18,635)	(22,195)	40,472	48,802

For the nine-month periods ended
Cement, concrete and blocks	801,580	817,048	-	2	801,580	817,050	365,405	385,743	191,556	186,334	(60,464)	(58,113)	131,092	128,221
Construction supplies	71,625	77,684	-	48	71,625	77,732	2,333	2,550	(81)	(116)	25	36	(56)	(80)
Quicklime	45,745	26,277	-	-	45,745	26,277	5,783	7,116	(4,824)	(47)	1,523	15	(3,301)	(32)
Other	597	1,955	-	2,135	597	4,090	(234)	438	(9,449)	(15,737)	2,983	4,908	(6,466)	(10,829)
Adjustments and eliminations	-	-	-	(2,185)	-	(2,185)	-	-	-	-	-	-	-	-

Consolidated	919,547	922,964	-	-	919,547	922,964	373,287	395,847	177,202	170,434	(55,933)	(53,154)	121,269	117,280

Notes to interim condensed consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

September 30, 2014
Cement, concrete and blocks	2,759,967	-	2,759,967	1,102,609
Construction supplies	27,478	-	27,478	35,864
Quicklime	130,819	-	130,819	-
Other	323,738	29,364	353,102	4,119

Consolidated	3,242,002	29,364	3,271,366	1,142,592

December 31, 2013
Cement, concrete and blocks	2,596,649	-	2,596,649	1,051,566
Construction supplies	21,773	-	21,773	45,839
Quicklime	134,924	-	134,924	-
Other	325,133	36,058	361,191	7,662

Consolidated	3,078,479	36,058	3,114,537	1,105,067

During the nine-month period ended September 30, 2014 there were no inter-segment revenues. Inter-segment revenues of S/.2,185,000 during the nine-month period ended September 30, 2013 were eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, brine and others).

Other assets
As of September 30, 2014 corresponds to the available-for-sale investments caption for approximately S/.29,364,000 (S/.36,058,000 as of December 31, 2013) which is not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of September 30, 2014 and December 31, 2013, all non-current assets are located in Peru.

Notes to interim condensed consolidated financial statements (continued)

14. Events after the reporting period
On October 10, 2014 the Company sold its available-for-sale financial investment in Sindicato de Inversiones y Administracion (SIA) for approximately US$6,514,000 (equivalent to S/.18,936,000), see note 11(a).

The Board of Directors´ Meeting held on October 23, 2014, agreed to distribute dividends for approximately S/.116,393,000, payable after November 28, 2014.